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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)



                         Chart House Enterprises, Inc.
                         -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   160902102
                                 --------------
                                 (CUSIP Number)


                                Alisa M. Singer
                            Rosenberg & Liebentritt
                      Two North Riverside Plaza, Suite 600
                            Chicago, Illinois  60606
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  May 23, 1997
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

     Check the following box if a fee is being paid with the statement [__].


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                                  SCHEDULE 13D

CUSIP No.     160902102


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chart House Investors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                       (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [__]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                     7.   SOLE VOTING POWER

     NUMBER OF            3,400,000
      SHARES         8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               3,400,000

                     10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,400,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [__]
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.2%

14.  TYPE OF REPORTING PERSON

     OO


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     This Amendment No. 2 to Schedule 13D relates to the purchase of 1,758,250 additional shares of Common Stock of Chart House Enterprises, Inc. (the "Issuer") by Chart House Investors, LLC ("CHI") on May 23, 1997, pursuant to the Stock Purchase Agreement (as defined below). Items 3, 4 and 5 of the
Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CHI acquired 1,641,750 shares of the Common Stock to which this Statement relates from the Issuer (the "Initial Shares") on March 10, 1997, pursuant to a Stock Purchase and Sale Agreement, dated as of March 10, 1997 (the "Stock Purchase Agreement"), among the Issuer, CHI and, solely for purposes of Section
4.13 of the Stock Purchase Agreement (relating to the guaranty of CHI's obligations under the Stock Purchase Agreement), Alpha/ZFT Partnership, an Illinois general partnership of which Alphabet and ZFT are the general partners ("Alpha/ZFT"). The membership interests in CHI presently held by Alphabet and ZFT were previously held by Alpha/ZFT. Subsequent to execution of the Stock Purchase Agreement, such membership interests in CHI were assigned by Alpha/ZFT to Alphabet and ZFT. The Stock Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference. Pursuant to the Stock Purchase Agreement, CHI has paid to the Issuer for the Initial Shares the amount of $5.75 per share, for a total consideration of $9,440,063, the source of which was capital contributions to CHI by the members of CHI.

     CHI acquired an additional 1,758,250 shares of Common Stock from the Issuer (the "Additional Shares") on May 23, 1997, pursuant to the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, CHI paid to the Issuer for the Additional Shares the amount of $5.75 per share, for a total consideration of $10,109,937, the source of which was capital contributions to CHI from the members of CHI.

     The aggregate total consideration paid by CHI to the Issuer for the Initial Shares and the Additional Shares was $19,550,000.

ITEM 4. PURPOSE OF THE TRANSACTION.

     CHI's acquisition of the Initial Shares and the Additional Shares was effected for the purpose of investing in the Issuer.

     In connection with the transactions which are the subject of this Statement, CHI, the Issuer and Alpha/ZFT have also entered into a Standstill Agreement, dated as of March 10, 1997 (the "Standstill Agreement"), containing certain agreements as to certain aspects of the relationship between CHI, as a stockholder, and the Issuer. The Standstill Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference.

     Pursuant to the Standstill Agreement, CHI agreed that CHI, Alpha/ZFT and their affiliates will not take any of the following actions prior to June 30, 2002, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Common Stock (or other securities of the Issuer

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entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively the "Voting Securities") beyond 29.2% of the combined voting power of all such securities, although the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer; (b) sell or otherwise dispose of any Voting Securities to any person or group (other than an affiliate) that would own (to the knowledge of CHI, Alpha/ZFT and their affiliates) more than 5% of the combined voting power of the Issuer's securities; (c) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to a recommendation of a majority of disinterested directors, submit any proposal for the vote of Issuer's stockholders, or seek to advise or influence any other person with respect to the voting of Voting Securities; (d) form, join or participate in any other way in a partnership, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; (e) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; (f) engage in any material transaction with the Issuer; or (g) take any action to seek to circumvent any of the foregoing limitations. Notwithstanding clause (b) above, CHI, Alpha/ZFT and their affiliates are generally permitted to tender Voting Securities of the Issuer beneficially owned by it in connection with certain tender or exchange offers approved by a majority of the disinterested directors of the Issuer.

     Pursuant to the Standstill Agreement, at all times prior to June 30, 2002, CHI is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board of Directors (the "Board") as long as CHI and Alpha/ZFT together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities and, in the event that CHI and Alpha/ZFT together beneficially own less than 15%, but at least 7.5%, of the combined voting power of the Issuer's Voting Securities, CHI shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as CHI is entitled to one or two Board representatives. In accordance with these provisions, Mr. Zell and Mr. Handy have been appointed to the Board effective March 10, 1997.

     Pursuant to the Standstill Agreement, CHI agreed that CHI, Alpha/ZFT and their affiliates would vote their Voting Securities with respect to the election or removal of directors or any other matter that would relate to a possible change of control of the Issuer either (a) in accordance with the recommendations of the disinterested directors of the Issuer or (b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by CHI, Alpha/ZFT and their affiliates, vote their securities; provided that (i) CHI may vote in favor of the election or retention of the one or two directors designated by CHI as described in the preceding


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paragraph, and (ii) CHI, Alpha/ZFT and their affiliates may vote with respect to any matter presented to the Issuer's stockholders that relate to a change of control of the Issuer (1) in favor of such matter if it is recommended by a majority of the Board, or (2) against such matter.

     Pursuant to the Standstill Agreement and subject to certain exceptions, the Issuer granted CHI and Alpha/ZFT certain demand and "piggyback" registration rights in connection with certain permitted sales of shares of Common Stock.

     The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement and the Standstill Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as an Exhibit hereto and incorporated herein by reference.

     CHI intends to continue to review its investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Standstill Agreement described above.

     Except as stated above, CHI does not have any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) To the best knowledge of CHI, there are 11,662,173 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the 3,400,000 shares of Common Stock beneficially owned by CHI represent approximately 29.2% of the Common Stock issued and outstanding. Subject to the limitations of the Standstill Agreement as described above, CHI has (i) the sole power to vote or to direct the vote of the 3,400,000 shares of Common Stock acquired by it pursuant to the Stock Purchase Agreement; and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

     At the date hereof, neither CHI, nor to the best knowledge of CHI, any of Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto owns any shares of Common Stock (other than shares of Common Stock beneficially owned by CHI, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange
Act).

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        (c)  During the last sixty days, the only transaction in the Common
Stock effected by CHI, or to the best knowledge of CHI, by Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto, was the purchase by CHI of 1,758,250 shares of Common Stock from the Issuer on May 23, 1997 at a price of $5.75 per share. In addition, on March 10, 1997, CHI purchased 1,641,750 shares of Common Stock from the Issuer at a price of $5.75 per share.

     As described in Item 6 of this Schedule 13D, on May 15, 1997, Alphabet and ZFT entered into an Option Agreement with respect to a portion of their membership interests in CHI.

        (d) No person other than as described above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,400,000 issued shares of Common Stock beneficially owned by CHI.

        (e)  Not applicable.










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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                     CHART HOUSE INVESTORS, LLC,
                                     by ZFT Partnership, its managing member, by one of its general partners



Dated:  May 27, 1997                 By:   /s/ Sheli Z. Rosenberg
                                        -----------------------------------
                                           Name:  Sheli Z. Rosenberg
                                           Title: Trustee
















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                                 EXHIBIT INDEX


 Exhibit
 Number                           Description
 -------                          -----------

  1             Stock Purchase and Sale Agreement, dated as of March 10, 1997*

  2             Standstill Agreement, dated as of March 10, 1997*

  3             Option Agreement, dated as of May 12, 1997*



____________________________________________

* Previously filed.












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